UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: November 12, 2019

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Exhibits

The following documents, which are attached as exhibits hereto, are incorporated by reference herein.

Exhibit	Title

99.1	Fly Leasing Limited’s interim report for the three and nine months ended September 30, 2019.

4.1	Purchase Agreement dated October 31, 2019 among the sellers identified therein, Horizon Aircraft Finance III Limited, Horizon Aircraft Finance III LLC and the other purchasers identified therein.

101
The following materials from the Company’s interim report on Form 6-K for the three and nine months ended September 30, 2019, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of September 30, 2019 and December 31, 2018, (ii) Consolidated Statements of Income for the three and nine months ended September 30, 2019, and 2018, (iii) Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2019 and 2018, (iv) Consolidated Statement of Shareholders’ Equity for the three and nine months ended September 30, 2019, (v) Consolidated Statement of Shareholders’ Equity for the three and nine months ended September 30, 2018, (vi) Consolidated Statements of Cash Flows for the nine months ended September 30, 2019 and 2018, and (vii) Notes to Consolidated Financial Statements for the nine months ended September 30, 2019.

This report on Form 6-K is hereby incorporated by reference into Fly Leasing Limited’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009; Registration Statement on Form F-3, as amended (Reg. No. 333-187305), first filed with the Securities and Exchange Commission on March 15, 2013; and Registration Statement on Form F-3, as amended (Reg. No. 333-219933), first filed with the Securities and Exchange Commission on August 11, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)

Date: November 12, 2019	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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EXHIBIT INDEX

Exhibit	Title

99.1	Fly Leasing Limited’s interim report for the three and nine months ended September 30, 2019.

4.1	Purchase Agreement dated October 31, 2019 among the sellers identified therein, Horizon Aircraft Finance III Limited, Horizon Aircraft Finance III LLC and the other purchasers identified therein.

101
The following materials from the Company’s interim report on Form 6-K for the three and nine months ended September 30, 2019, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of September 30, 2019 and December 31, 2018, (ii) Consolidated Statements of Income for the three and nine months ended September 30, 2019, and 2018, (iii) Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2019 and 2018, (iv) Consolidated Statement of Shareholders’ Equity for the three and nine months ended September 30, 2019, (v) Consolidated Statement of Shareholders’ Equity for the three and nine months ended September 30, 2018, (vi) Consolidated Statements of Cash Flows for the nine months ended September 30, 2019 and 2018, and (vii) Notes to Consolidated Financial Statements for the nine months ended September 30, 2019.

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